UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reports Q1 2023 Results

ZENVIA Reports Q1 2023 Results

Strong Q1 2023 profitability metrics with Gross Profit YoY growth of 38.3% leading to EBITDA of BRL 23.9 million

São Paulo, May 17, 2023 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America empowering companies to transform their customer journeys, today reported its operational and financial metrics for the first quarter of 2023.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “Our strong results in the first quarter of 2023 are a testament of our intensified focus on profitability and the strength of our innovative SaaS platform. Our clients are already understanding the benefits of being able to concentrate their full customer journey with us. Increasing the cross–selling will be our utmost focus in 2023. Amid a still challenging macroeconomic environment, we continued delivering innovative solutions tailored to every stage of the customer journey.”

Shay Chor, CFO & IRO of ZENVIA, said: “We are proud to announce our first quarter results for 2023 with strong profitability metrics, attesting our ability to navigate a complex economic environment while executing the savings plan initiated in July 2022. The correct balance between revenue growth and profitability led to a 38% growth in Gross Profit and EBITDA of BRL 24 million, which marks three quarters in a row of positive EBITDA. We have also been able to manage well our cash generation, which is allowing us to pay down more expensive debt and foresee lower funding gap for the remainder of the year.”

Key Financial Metrics	Q1 2023	Q1 2022	YoY
Total Customers	13,292	12,400	7.2%
Net Revenues (BRL MM)	179.0	197.6	-9.4%
Non-GAAP Gross Profit (BRL MM)	92.5	66.8	38.3%
Non-GAAP Gross Margin	51.6%	33.8%	17.8 p.p.
EBITDA(1) (BRL MM)	23.9	-7.6	n/m
Cash Balance (BRL MM)	159.0	391.6	-59.4%
Operating Cash Flow(2) (BRL MM)	95.3	(46.6)	n/m

(1)      Normalized EBITDA for Q1 2022, which excludes non-cash impacts from earn-outs adjustments.

(2)      EBITDA (+/-) changes in working capital (-) capex.

Financial Highlights Q1 2023

●        Net Revenues down 9.4% YoY to BRL 179.0 million, mainly from lower SMS volumes given increasing focus on profitability in the CPaaS segment.

●        Non-GAAP Gross Profit of BRL 92.5 million, up 38.3% YoY, with non-GAAP Gross Margin expanding 17.8 p.p. to 51.6% due to a better revenue mix combined with stronger margins across all segments.

●        Total number of active customers reached 13.3k, comprised of 6.4k from SaaS and 7.4k from CPaaS.

●        Operating Cash Flow (OCF) of BRL 95.3 million due to positive EBITDA and better working capital management.

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

Our Segments

We report Revenue and non-GAAP Gross Profit broken down by SaaS and CPaaS. We believe this is the best way for all stakeholders to understand our business and growth levers.

SaaS Business

SaaS Key Operational & Financial Metrics	Q1 2023	Q1 2022	YoY
Total Customers	6,446	3,362	91.7%
Net Revenues (BRL MM)	68.6	51.9	32.1%
Non-GAAP Gross Profit (BRL MM)	46.4	33.2	39.8%
Non-GAAP Gross Margin	67.7%	64.0%	3.7 p.p.
Net Revenue Expansion	121.3%	n/a	n/a

Our SaaS business Net Revenues increased 32.1% YoY to BRL 68.6 million in Q1 2023, of which BRL 59.1 million was recurring-based, compared to BRL 51.9 million in Q1 2022 revenues of which BRL 44.9 million was recurring-based.

This quarter saw an increase in downsell due to uncertainties related to the macro scenario in Brazil, especially impacting our large corporate clients, which negatively impacts our growth rate.

Therefore, our Net Revenue Expansion (NRE) totaled 121.3% compared to 124.0% in Q4 2022 and the Annual Recurring Revenue reached BRL 236 million, a BRL 3 million decrease compared to Q4 2022, mainly due to this downsell.

Despite this challenging macro environment, we managed to post healthy profitability metrics in this segment, with Non-GAAP Gross Profit for the quarter increasing 39.8% YoY to BRL 46.4 million, up from BRL 33.2 million, translating into a Non-GAAP Gross Margin of 67.7%, up 3.7 percentage points when compared to Q1 2022.

SaaS Case Study: VIA increases customer retention by digitalizing its customer service operations

VIA (B3: VIIA) is the holding company of many of the leading Brazilian retail brands such as Casas Bahia, Ponto Frio and Extra.com.br. It serves nearly 97 million customers through e-commerce, 1,100 physical stores, 29 distribution centers and delivery hubs. The pandemic took a toll on the company’s customer service operations: with volumes tripling, VIA didn’t have enough automation to meet growing demand. This significant increase, especially in digital demands, prompted the company to look for new ways to innovate and further digitize its customer journey.

One of the key solutions chosen was to use Zenvia's customer experience platform to implement chatbots in the contact channels, as their customer service was previously more phone based. The bots work both on the inbound and outbound flow of information – they can answer a simple question on a delivery date and are also able to warn clients of a problem that may impact a delivery date.

The implementation of Zenvia’s chatbot led to a dramatic change in the consumer experience of VIA and its brands, which can be measured by satisfaction surveys. Those who are served by digital channels give a score 28% higher than those who are served by 'humans'. In addition, VIA recorded improvements of more than 27% in customer retention through the use of chatbot.

"Zenvia helped us precisely in this construction. We had a pain in understanding what was the best channel for the client, what was the best way to communicate, what were the most sought-after journeys, how to automate the main doubts. For example: 'what is my delivery date?', the bot can answer this for the client. So Zenvia has helped us to cut through the red tape, to personalize and offer a better experience for our customers," said Fabrícia Ruiz Braga, Customer Service Project Manager at VIA.

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

AI Use Case: Integration of ChatGPT with chatbot tool for a major Brazilian Insurance company

Since May 2023, a major Brazilian insurance company has been using Zenvia’s solution integrating ChatGPT with the chatbot tool. Zenvia's chatbot integrated with generative AI is trained to search through and reuse documents already created within the company, unlike traditional chatbots which are designed based on training and question mapping and require a variety of sample Q&As to optimize the automation of CX solutions. The latest innovation enables a wider variety of questions to have automated answers, opening many doors for the future application of the tool. Further, Zenvia’s chatbot no longer needs to be taught regional vocabularies individually, which was previously required to match the various vocabularies of users.

We continue to explore the possibilities of ChatGPT in our solution portfolio to enhance the customer journey, aiming at leading the way in the use of generative AI for CX in Latin America. In February 2023, we launched the integration of its mass texting service solution, Zenvia Attraction with ChatGPT.

CPaaS Business

CPaaS Key Operational & Financial Metrics	Q1 2023	Q1 2022	YoY
Total Customers	7,358	9,123	-19.3%
Net Revenues (BRL MM)	110.5	145.8	-24.2%
Non-GAAP Gross Profit (BRL MM)	46.0	33.4	37.8%
Non-GAAP Gross Margin	41.7%	22.9%	18.8 p.p.

Our CPaaS business reported Net Revenues of BRL 110.5 million in Q1 2023, down 24.2%, while Non-GAAP Gross Profit increased to BRL 46.0 million from BRL 33.4 million. Non-GAAP Gross Margin reached 41.7% compared to 22.9% - a direct result of our strategy to find the correct balance between volumes and profitability.

Following a competitive environment in H2 2022 with strong pricing pressure, we started to see improved dynamics as of January 2023, which combined with Zenvia’s new offers that better balance price and SLA, led to a recovery of SMS volumes from certain large clients.

Therefore, despite the lower number of customers and Net Revenues, the strong increase in Gross Profit and Gross Margin attests our ability to execute on the mature CPaaS business, demonstrating its potential to generate cash, which is instrumental to fund the expansion of our SaaS business.

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

Consolidated Financial Results

Revenue

Consolidated Revenue in Q1 2023 totaled BRL 179.0 million, down 9.4% YoY, mainly reflecting the drop in CPaaS revenues related to the focus on gross profit generation. This decrease was partially offset by the 32.1% growth of the SaaS segment.

Profitability

Non-GAAP Gross Profit increased 38.3% YoY to BRL 92.5 million, reflecting strong margin expansion in both SaaS and CPaaS and improved revenue mix, while Non-GAAP Gross Margin expanded to 51.6% from 33.8% in Q1 2022, up almost 18 p.p. due to the better mix of SaaS services coupled with the recovery of volumes with sustained margins and higher profitability in CPaaS.

EBITDA in Q1 2023 was positive BRL 23.9 million, compared to a negative BRL 7.6 million in Q1 2022(1). This stronger EBITDA is mainly due to the expansion in Gross Profit and the execution of our savings plan initiated in July 2022, including the restructuring announced in November 2022, that led to a 9.5% drop in G&A expenses to BRL 31.4 million in Q1 2023 from BRL 34.7 million in the same period of 2022.

Cash Management

In Q1 2023, Operating Cash Flow (OCF) was BRL 95.3 million, mainly due to positive EBITDA and better working capital management, especially due to higher anticipations from clients of more than BRL 50.0 million and renegotiations with SMS providers to more flexible payment terms. This working capital improvement is enabling us to pay down debt and reduce our funding gap for 2023.

Non-GAAP Summarized Indirect Cash Flow	Q1 2023	Q1 2022
EBITDA(1)	23.9	(7.6)
Changes in Working Capital(2)	82.3	(33.7)
Capex	(10.9)	(5.3)
Operating Cash Flow (OCF)	95.3	(46.6)
Financial	(36.6)	(144.0)
Net funding	(9.4)	(11.5)
Interest + Leasing	(6.8)	(8.5)
Acquisitions (EOs)	(20.4)	(124.0)
Cash Balance Variation	58.8	(190.6)

(1)      Normalized EBITDA for Q1 2022, which excludes non-cash impacts from earn-outs adjustments

(2)      Q1 2023: Mainly anticipations from clients, including Twilio

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

FY 2023 Guidance

FY 2023 Guidance
Revenue (millions)	BRL $830 - $870
Y/Y Growth	9% - 15%
CPaaS Revenue	BRL $490-500
SaaS Revenue	BRL $340-370

Non-GAAP Gross Margin	42% - 45%
Y/Y Expansion	-2.0p.p. - +1.0p.p.
CPaaS Non-GAAP Gross Margin	~26%
SaaS Non-GAAP Gross Margin	~63%

EBITDA (millions)	BRL $70 - $90

Earnings Release and Conference Call

The Company will host a webcast on Thursday, May 18, 2023, at 10:00 am ET to discuss its operational and financial metrics. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

The preliminary fourth quarter and full year operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

Our SaaS Portfolio

Zenvia has evolved its product portfolio organically and through acquisitions. Our platform now provides four SaaS solutions designed for each phase of the customer journey, starting with the first interaction with the brand all the way to a continuous relationship with the company. The SaaS segment carries higher gross margins and is the business from where most of our growth will come in the future. More than half of our margin already comes from our SaaS solutions, compared to three years ago when this percentage was zero.

Solution	Former	Focus
Zenvia Attraction	Zenvia Campaign	Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation
Zenvia Conversion	Sirena	Converting leads into sales using multiple communication channels
Zenvia Service	Movidesk	Enabling companies to provide amazing customer service with structured support across multiple channels
Zenvia Success	Sensedata	Enabling companies to continuously engage customers based on their individual context, promoting healthy and long-lasting relationships, transforming data into insights
Consulting	D1	A Business Intelligence team that serves customer needs – mainly larger corporations - by using SaaS and CPaaS integrated and taylor-made solutions to enhance the end-consumer experience

Our SaaS solutions can be used alone or combined, allowing companies to start a program in a matter of minutes, or they can go all the way to a fully integrated, automated, and intelligent customer journey. We also provide CX Tools that can be used to integrate and automate the customer experience in various ways. Our main tools are Application Programming Interface (APIs), a robot-like software program that performs automated, repetitive, pre-defined tasks (Bots), Natural-language understanding (NLU) and tools that enable companies to manage documents securely and safely during the end-consumer journey (Docs). The Quantum platform connects all our solutions and tools with the client’s systems and processes. Companies can access our platform and start choosing from any solution or tool. As they go deeper into adopting multiple parts of the platform, we can break down all CX barriers and unlock the true potential for end customers.

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the first quarter of 2023.

	Q1
Financial Statement	2023	2022	Variation
	(non-audited)	(non-audited)
	(in thousands of R$)		(%)
Revenue	179,047	197,581	-9.4%
Cost of services	-100,098	-138,157	-27.5%
Gross profit	78,949	59,424	32.9%
Selling and marketing expenses	-27,442	-25,419	8.0%
General and Administrative expenses	-31,447	-34,733	-9.5%
Research and development expenses	-14,004	-13,310	5.2%
Allowance for credit losses	-2,161	-2,040	5.9%
Other income and expenses, net	-83	-8,158	n.m
Operating profit (loss)	3,812	-24,236	-115.7%
Financial expenses	-18,724	-13,618	37.5%
Finance income	2,625	11,900	-77.9%
Financial expenses, net	-16,099	-1,718	837.1%
Loss before income tax and social contribution	-12,287	-25,954	-52.7%
Deferred income tax and social contribution	8,827	4,449	98.4%
Current income tax and social contribution	-218	-20	990.0%
Loss for the period	-3,678	-21,525	-82.9%

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

Balance Sheet	31-Mar-22	31-Dec-22	31-Mar-23
	(non-audited)	(audited)	(non-audited)
Assets
Current assets	583,952	313,184	407,918
Cash and cash equivalents	391,597	100,243	159,022
Financial Investment	-	8,160	-
Trade and other receivables	165,983	156,012	186,060
Tax assets	20,155	35,579	45,068
Prepayments	4,298	6,369	7,534
Other assets	1,919	6,821	10,234

Non-current assets	1,075,623	1,490,939	1,489,735
Tax assets	126	107	90
Prepayments	2,659	2,207	1,886
Financial Investment	7,154	-	-
Property, plant and equipment	17,330	19,590	17,555
Intangible assets and goodwill	1,042,810	1,377,232	1,369,768
Deferred Tax Assets	5,459	91,769	100,601
Other Assets	85	34	10

Total assets	1,659,575	1,804,123	1,897,653

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

Balance Sheet	31-Mar-22	31-Dec-22	31-Mar-23
	(non-audited)	(audited)	(non-audited)
Liabilities
Current liabilities	356,341	476,337	631,676
Loans, borrowings and Debentures	69,437	89,541	95,322
Trade and other payables	148,833	264,728	379,200
Liabilities from acquisitions	87,443	60,778	81,139
Tax liabilities	17,061	17,046	15,097
Employee benefits	20,028	35,039	45,028
Lease liabilities	2,729	1,992	2,011
Deferred revenue	9,751	6,873	12,765
Taxes to be paid in installments	503	340	277
Derivative and Financial Instruments	556	-	837

Non-current liabilities	150,559	374,546	315,632
Liabilities from acquisitions	19,900	290,852	254,195
Trade and other payables	114	1,092	1,445
Loans, borrowings and Debentures	126,759	77,293	54,537
Lease liabilities	2,020	2,824	2,316
Provisions for tax, labor and civil risks	1,150	1,969	2,585
Taxes to be paid in installments	616	454	402
Employee Benefits	-	62	142

Equity	1,152,675	953,240	950,345
Capital	957,523	957,525	957,525
Reserves	227,240	244,913	249,307
Translation reserve	4,495	9,485	5,8744
Accumulated losses	-36,583	-258,587	-262,337
Non-controlling interests	0	-96	-24

Total equity and liabilities	1,659,575	1,804,123	1,897,653

Platform for unified end-to-end customer experience

Reports Q1 2023 Results

	Q1
Cash Flow Reconciliation	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Net cash from (used in) operating activities	99,812	-16,421
Net cash used in investing activities	-2,703	-7,904
Net cash from (used in) financing activities	-38,366	-136,166
Exchange rate change on cash and cash equivalents	36	-30,143
Net (decrease) increase in cash and cash equivalents	58,779	-190,634

	Q1
Non-GAAP Gross Profit Reconciliation	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Gross profit	78,949	59,424
(+) Amortization of intangible assets acquired from business combinations	13,511	7,408
Non-GAAP Gross Profit	92,460	66,832
Revenue	179,047	197,581
Gross margin	44.1%	30.1%

Non-GAAP Gross Margin	51.6%	33.8%

	Q1
Normalized EBITDA Reconciliation	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
EBITDA	23,945	-9,472
Adjusted EBITDA	23,945	-9,472
Earn-outs	0	1,867
Normalized EBITDA	23,945	-7,605

Indebtness	Interest	March 31, 2022	December 31, 2022	March 31, 2023
(in thousands of R$)
Working capital	100% CDI+2.40% to 5.46% and 8.60% to 12.95%	151,196	125,834	118,330
Debentures	18.16%	45,000	41,000	31,529
Total		196,196	166,834	149,859

Platform for unified end-to-end customer experience

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 17, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer